Cohen& Czarnik LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial:	(212) 232-8323
Fax:	(212) 937-3870

November 25, 2008

Via EDGAR and Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Brian Cascio, Accounting Branch Chief

RE:	CEMTREX, Inc.
Amendment No. 4 to Registration Statement on Form 10 Filed November 12, 2008
File No. 000-53238

Ladies and Gentlemen:

On behalf of CEMTREX, Inc. (“Cemtrex”), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated November 19, 2008, regarding CEMTREX’s registration statement on Form 10 Amendment No. 4 dated October 23, 2008. Amendment No. 5 to the registration statement was transmitted via EDGAR today, November 12, 2008, which includes changes made to the registration statement in response to the staff’s comments.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

1.	When you file an amendment, please ensure that your response includes the written acknowledgements at the end of this letter.

Attached to this letter is a letter from Mr. Govil of Cemtrex which includes the acknowledgments requested.

Item 15. Financial Statements and Exhibits, page 23

2.
We note that you have re-stated your September 30, 2006 and 2005 period for the Griffin Filters, LLC transaction. We also note that you had previously re-stated your September 30, 2007 period to eliminate the goodwill that you had recorded. In light of theses re-statements, please tell us why your financial statements are not labeled re-stated and why the audit report does not make reference to these re-statements. In addition, tell us where you have provided all of the required disclosures of SFAS 154 in your financial statements. Please not that your re-statement footnote should discuss the nature of the re-statement, the line items affected and the amount and periods involved. Please refer to paragraph 26 of SFAS 154.

The financial statements have been revised to include the re-statement label as well as to include the footnote required by SFAS 154. In addition, the audit report has been revised and refers to the re-stated financials.

We would very much appreciate your prompt review of Amendment No. 5 and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

With kind regards,

/s/

cc:	Mr. Arun Govil
President, Chief Executive Officer,
Treasurer and Chairman
CEMTREX, Inc.
19 Engineers Lane
Farmingdale, New York 11735